Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
19 February 2009
REED ELSEVIER 2008 PRELIMINARY RESULTS

HIGHLIGHTS

	£		€		Change at
	2008		2008		constant
Continuing operations	£m	Change	€m	Change	currencies

Revenue	5,334	+16%	6,721	0%	+7%

Parent companies	Reed Elsevier PLC		Reed Elsevier NV		Change at
Continuing and discontinued	2008		2008		constant
operations	p	Change	€	Change	currencies

Reported earnings per share	22.1p	-56%	€0.44	-60%
Adjusted earnings per share	44.6p	+24%	€0.87	+9%	+15%
Ordinary dividend per share	20.3p	+12%	€0.404	-5%

➢	Strong financial performance
•	Adjusted earnings per share at constant currency +15%; strongest growth in a decade

•	Good underlying revenue growth +6% for Elsevier, LexisNexis and Reed Exhibitions businesses

•	Meaningful underlying margin improvement at 110 basis points

•	Return on capital increases for fifth successive year to 12.1% post tax
➢	Major reshaping of portfolio
•	Sale of Harcourt Education fully completed; net proceeds of £2.0bn/€2.7bn returned to shareholders

•	£2.1bn/€2.7bn acquisition of ChoicePoint completed; business performance and integration going well

•	Divestment of Reed Business Information halted due to poor credit markets and deterioration in economic outlook
➢	Restructuring programme on track and expanded
•	$290m restructuring announced February 2008 on track to deliver $200m annual savings by 2011

•	Restructuring programme expanded ($60m) and RBI now added ($160m)

•	The additional $220m restructuring targeting further $150m annual savings by 2011
➢	Strong financial position
•	Strongly cash generative; conversion of adjusted operating profit into cash at 102%

•	Free cash flow of £999m/€1,259m before restructuring, acquisition spend and dividends

•	Refinancing of ChoicePoint acquisition facility on track

•	Term debt maturities well spaced; revolving credit facilities extended to 2012
➢	Significant currency translation effects
•	Movement in average exchange rates boosts growth in adjusted eps expressed in sterling to 24% and constrains growth expressed in euros to 9%

2009 OUTLOOK
➢	Challenging environment, Reed Elsevier resilient
•	Challenging economic environment; Elsevier and LexisNexis professional markets resilient but not immune; Reed Exhibitions and Reed Business Information business-to-business markets more impacted

•	Adjusted earnings growth at constant currencies expected to be positive

•	Significant positive currency translation impact on earnings reported in sterling, small benefit expressed in euros, at current exchange rates

Reed Elsevier 2008 Preliminary Results    2
Reed Elsevier’s Chief Executive Officer, Sir Crispin Davis, commented:
“Reed Elsevier has had a very successful year with major progress in developing the business, and the strongest constant currency adjusted eps growth in a decade. Good revenue growth was seen across most of the business driven by the growing demand for online information and workflow solutions. The revenue growth and a strong focus on restructuring and cost management delivered meaningful margin improvement and the operating cash generation was excellent. Whilst the economic environment has become progressively more challenging, our business is more resilient than most and we are in a strong financial position.
The year saw demonstrable progress across the business from our continued investment in new content and online product development. In Elsevier, subscription renewals reached record levels whilst other online solutions for the scientific and healthcare communities grew rapidly. Online legal information solutions have continued to expand, and there is growing demand for information analytics in the risk market. In legal research we see significant opportunities for more intuitive and interoperable offerings to enhance customer productivity and are stepping up our investment to reflect this. Reed Exhibitions had an exceptional year including the benefit of non annual shows cycling in. Reed Business Information held up well for most of the year, helped by the strong growth of its significant online franchises. In the last quarter, however, the business increasingly felt the impact on advertising markets of the global downturn.
The year has also seen a major reshaping of our business with completion of the sale of the remaining Harcourt Education businesses and the acquisition of ChoicePoint. ChoicePoint transforms our position in the risk information and analytics sector and the strategic and financial benefits are very attractive. The business has performed well with the insurance data and services business, which accounts for the substantial majority of ChoicePoint’s operating profits, delivering 10% year-on-year organic revenue growth. The integration with our existing risk business is progressing well and we are confident of achieving our savings and returns targets.
We were disappointed not to be able to sell Reed Business Information but the macro-economic environment and poor credit market conditions made it too difficult to structure a transaction on acceptable terms. Whilst the short term outlook for RBI is very challenging, RBI is a high quality business, with a strong management team and a record of success in developing online services. It remains our intention to divest RBI in the medium term when conditions are more favourable.
The $290m restructuring programme announced in February 2008 is progressing well and is expected to deliver a 2 1/2 year cash payback, with the targeted 2008 cost savings of $30m delivered and the targeted $200m annual savings by 2011 on track. The scope of the programme has now been expanded both to include the RBI business and to add further restructuring and consolidation opportunities which have been identified reflecting the good progress made and the more challenging economic environment. The further targeted savings represent a 2 1/2 year cash payback on $220m additional restructuring costs, with additional targeted annual savings of $150m by 2011; the bulk of this represents the inclusion of RBI in the programme.
Following the return to shareholders of £2.0bn/€2.7bn of net proceeds from the Harcourt Education sale and the £2.1bn/€2.7bn acquisition of ChoicePoint, Reed Elsevier remains in a strong financial position, with excellent cash flow generation. In January 2009 we issued $1.6bn of term debt as part of our planned refinancing of the ChoicePoint acquisition facility and Reed Elsevier’s term debt maturities are well spaced over the next few years. In February 2009 we extended our revolving credit facilities beyond the 2010 maturity. Over the next 12-18 months our focus is on repayment of debt out of cash flow and to restore Reed Elsevier’s credit ratios to more usual levels.
Turning to the outlook, 2009 is clearly going to be a more difficult year with most of the world’s largest economies currently in recession. The key professional markets served by Elsevier and LexisNexis (which account for over 80% of Reed Elsevier’s adjusted operating profits), whilst not immune to the impact of the economic downturn, are more resilient than most, and these businesses benefit from a strong subscription base and the growing demand for online solutions. In business-to-business markets the demand for advertising and marketing services is much more affected by the tougher economic environment. Our businesses here are expected to show a significant profit decline this year, including the major effect in our exhibitions business of the net cycling out of biennial shows.
Overall, with the cost actions we are taking, while continuing to invest in new and upgraded online products, Reed Elsevier should see positive adjusted eps development at constant currencies. Whilst the short term outlook is more challenging, the portfolio restructuring, continued development of workflow solutions and the aggressive cost programme are standing Reed Elsevier in good stead for the future.
In March, Ian Smith will succeed me as Chief Executive Officer. Ian joined us at the beginning of the year and has spent most of his time with our businesses and in meeting customers. He will make a meaningful impact in the development and success of Reed Elsevier and I wish him well for the future. Reed Elsevier is a very fine business.”

Reed Elsevier 2008 Preliminary Results    3
Reed Elsevier combined businesses

	£			€			%
							Change at
	2008	2007	Change	2008	2007	Change	constant
Continuing operations	£m	£m	%	€m	€m	%	currencies

Revenue	5,334	4,584	+16%	6,721	6,693	0%	+7%

Reported operating profit	901	888	+1%	1,135	1,296	-12%	-6%
Adjusted operating profit	1,379	1,137	+21%	1,737	1,660	+5%	+12%

Adjusted operating margin	25.9%	24.8%	+1.1pts	25.9%	24.8%	+1.1pts
Adjusted operating cash flow	1,407	1,108	+27%	1,773	1,618	+10%	+17%
Cash flow conversion	102%	97%		102%	97%

Parent companies

							Change at
	Reed Elsevier PLC			Reed Elsevier NV			constant
Continuing and			Change			Change	currencies
discontinued operations	2008	2007	%	2008	2007	%	%

Reported earnings per share	22.1p	49.7p	-56%	€0.44	€1.10	-60%
Adjusted earnings per share	44.6p	35.9p	+24%	€0.87	€0.80	+9%	+15%
Ordinary dividend per share	20.3p	18.1p	+12%	€0.404	€0.425	-5%

The results of the Harcourt Education division, sold in separate transactions in 2007 and January 2008, are presented as discontinued operations and are excluded from revenue, reported and adjusted operating profit, adjusted operating margin and adjusted operating cash flow. The results of Reed Business Information (RBI) are included within continuing operations.
Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Adjustments made to reported operating profit from continuing operations are amortisation of acquired intangible assets and goodwill impairment (£290m/€365m; 2007: £221m/€323m), exceptional restructuring and acquisition related costs (£179m/€226m; 2007: £20m/€29m) and reclassification of tax in joint ventures (£9m/€11m; 2007: £8m/€12m). Reconciliations between the reported and adjusted figures are provided in note 5 to the combined financial information (on page 26) and note 2 to the summary financial information of the respective parent companies (on pages 33 and 38).
STRONG FINANCIAL PERFORMANCE
Continuing Operations (excluding Harcourt Education)
➢	Revenues +16% to £5,334m/flat at €6,721m; +7% at constant currencies.

➢	Good performances across Elsevier, LexisNexis and Reed Exhibitions; underlying revenues grew 6%, ahead of the market. Reed Business Information (RBI) impacted by economic downturn; underlying revenues 1% lower.

➢	Underlying revenue growth 4% (6% before RBI), driven by strong growth in online information and workflow solutions in Elsevier and LexisNexis and exceptional growth in Reed Exhibitions including benefit of biennial shows cycling in.

➢	Online information and workflow solution revenues +14% at constant currencies; now represent over 50% of revenues; reflects success of investment led digital growth strategy.
Adjusted (benchmark) figures
➢	Adjusted operating margin at 25.9%, +110 basis points (underlying +110 basis points), from good revenue growth, tight cost management and ongoing cost initiatives.
➢	Adjusted operating profit +21% to £1,379m/+5% to €1,737m; +12% at constant currencies.
➢	Underlying adjusted operating profit +9% (+11% before RBI), reflecting the revenue growth and margin improvement.

Reed Elsevier 2008 Preliminary Results    4
➢	Strong adjusted operating cash flow +27% to £1,407m/+10% to €1,773m, +17% at constant currencies, representing 102% conversion of adjusted operating profit into cash, driven by low capital intensity of the business and continued focus on tight working capital management.
➢	Free cash flow up 39% to £999m/up 20% to €1,259m before restructuring and acquisition related spend and dividends.
Reported figures
➢	Reported operating profit +1% to £901m/-12% to €1,135m; stated after amortisation of acquired intangible assets and goodwill impairment (£290m/€365m), exceptional restructuring costs (£152m/€192m) and acquisition related costs (£27m/€34m).
Total Operations (including Harcourt Education)
Adjusted figures
➢	Adjusted earnings per share +24% to 44.6p for Reed Elsevier PLC and +9% to €0.87 for Reed Elsevier NV; +15% at constant currencies.
➢	Return on invested capital up 0.3% points to 12.1% post tax; underlying increase +1.0% points before including low initial return on ChoicePoint acquisition.
Reported figures
➢	Reported earnings per share -56% to 22.1p/-60% to €0.44 against a prior year significantly boosted by the Harcourt Education disposal gains and prior year tax credits (2007: +94% to 49.7p/+86% to €1.10); also reflects amortisation of acquired ChoicePoint intangible assets and exceptional restructuring costs in 2008.
Dividends
➢	Reed Elsevier PLC final dividend +10% to 15.0p; equalised Reed Elsevier NV final dividend -7% to €0.290. Total dividends (excluding special distributions) for 2008 +12% to 20.3p for Reed Elsevier PLC and -5% to €0.404 for Reed Elsevier NV. (Difference in growth rates in the equalised dividends reflects significant strengthening of euro against sterling since prior year dividend declaration dates.)
➢	Cash returned to shareholders in January 2008 of £2.0bn/€2.7bn from net proceeds of Harcourt Education sale (special distribution of 82.0p for Reed Elsevier PLC and €1.767 for Reed Elsevier NV).
MAJOR RESHAPING OF PORTFOLIO
➢	Sale of Harcourt Education fully completed; net proceeds of £2.0bn/€2.7bn returned to shareholders
➢	Sale of Harcourt Assessment closed in January 2008, completing the divestment of the Harcourt Education division
➢	£2.1bn/€2.7bn acquisition of ChoicePoint completed and integration on track
•	Transforms Reed Elsevier’s position in attractive risk information and analytics market, with $1.4bn revenue leadership position

•	Insurance data and services business (>85% of ChoicePoint’s adjusted operating profits) performing well, with 10% proforma organic revenue growth in 2008

•	Integration on track; $150m annual cost savings target by year 3 reaffirmed

Reed Elsevier 2008 Preliminary Results    5
➢	Divestment of Reed Business Information halted due to poor credit markets and deterioration in economic outlook
•	Short term outlook very challenging given the marked deterioration in economic conditions; management focus on actions to reduce costs and reshaping the business to maximise long term value

•	Intention to divest RBI in medium term when conditions more favourable
RESTRUCTURING PROGRAMME ON TRACK AND EXPANDED
➢	$290m restructuring announced February 2008 on track to deliver $200m annual savings by 2011
•	2008 $30m savings target delivered; 2009 $100m target on track

•	Organisational consolidation: management and operational streamlining; IT, data centre operations and technology services; global procurement; real estate management

•	Significant outsourcing/offshoring: production; systems and development engineering; data centre operations; finance and administration; customer service and support
➢	Restructuring programme expanded ($60m) and RBI now included ($160m)
•	Further significant opportunities identified and response to challenging economic environment

•	Targeting additional annual savings of $150m by 2011; 2 1/2 year cash payback
STRONG FINANCIAL POSITION
➢	Strongly cash generative; conversion of adjusted operating profit into cash at 102%
•	Net debt at 31 December 2008 £5,726m/€5,898m ($8,284m)

•	Free cash flow before restructuring and acquisition related spend and dividends of £999m/€1,259m

•	Net debt/ebitda, as adjusted: 3.7x (3.5x with proforma 2008 ChoicePoint ebitda; 2.8x using the same exchange rates for both net debt and ebitda)

•	Long term target range of 2.0-3.0x net debt/ebitda
➢	Refinancing of ChoicePoint acquisition facility on track
•	$1.6bn term debt issued in January 2009 in 5 and 10 year maturities

•	Strong free cash flow and facilities already in place expected to be more than enough to repay debt maturing in 2010 and most of 2011
➢	Further term debt issuance planned for later in year
➢	Term debt maturities well spaced; revolving credit facilities extended
•	Term debt and ChoicePoint facilities maturities following January 2009 term debt issuance: 2009 nil; 2010 $0.9bn; 2011 $2.7bn; 2012 $0.8bn; 2013 $0.1bn; beyond 5 years $3.5bn

•	Revolving credit facilities supporting commercial paper borrowings ($0.6bn commercial paper outstanding at 31 December 2008) now in place to May 2012 ($2.5bn facility to 2010, $2.0bn facility to 2012)

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 20 7166 5630	+44 20 7166 5646

Reed Elsevier 2008 Preliminary Results    6
Operating and financial review

	£			€			%
							Change at
	2008	2007	Change	2008	2007	Change	constant
	£m	£m	%	€m	€m	%	currencies

CONTINUING OPERATIONS
Revenue
Elsevier	1,700	1,507	+13%	2,142	2,200	-3%	+4%
LexisNexis	1,940	1,594	+22%	2,444	2,328	+5%	+13%
Reed Exhibitions	707	577	+23%	891	842	+6%	+9%
Reed Business Information	987	906	+9%	1,244	1,323	-6%	+1%

Total	5,334	4,584	+16%	6,721	6,693	0%	+7%

Adjusted operating profit
Elsevier	568	477	+19%	716	696	+3%	+11%
LexisNexis	513	406	+26%	646	593	+9%	+18%
Reed Exhibitions	183	139	+32%	230	203	+13%	+14%
Reed Business Information	126	121	+4%	159	177	-10%	-4%
Unallocated items	(11)	(6)		(14)	(9)

Total	1,379	1,137	+21%	1,737	1,660	+5%	+12%

DISCONTINUED OPERATIONS
Revenue	12	752		15	1,098
Adjusted operating profit	—	121		—	177

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs principally relate to the major restructuring programme announced in February 2008. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Constant currency growth rates are based on 2007 full year average and hedge exchange rates.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals. The reported operating profit figures are set out in note 2 to the combined financial information and reconciled to the adjusted figures in note 5.
Discontinued operations relate to the Harcourt Education division. The sale of Harcourt Assessment closed in January 2008, completing the divestment of Harcourt Education, most of which took place in 2007. No contribution to adjusted operating profit was made by Harcourt Education in 2008.
  FORWARD LOOKING STATEMENTS

This presentation contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended.  These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements.  The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; demand for our products and services; competitive factors in the industries in which we operate; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV including with the US Securities and Exchange Commission.

Reed Elsevier 2008 Preliminary Results    7
Operating and financial review
Elsevier

	£			€			%
							Change
	2008	2007	Change	2008	2007	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Revenue
Science & Technology	848	774	+10%	1,068	1,130	-5%	+2%
Health Sciences	852	733	+16%	1,074	1,070	0%	+6%

	1,700	1,507	+13%	2,142	2,200	-3%	+4%

Adjusted operating profit	568	477	+19%	716	696	+3%	+11%
Adjusted operating margin	33.4%	31.7%	+1.7pts	33.4%	31.7%	+1.7pts	+2.2pts

Elsevier has had a successful year driven by new publishing and continued expansion of our online information and workflow solutions as well as increasing cost efficiency. The year saw good underlying revenue growth, significant margin improvement, and further major progress in the development of the business.
Revenues were up 5% at constant currencies and adjusted operating profits up 10% before acquisitions and disposals. Underlying margin improvement was 160 basis points, driven by the good revenue growth and tight cost management.
Including the effect of acquisitions and disposals, most notably the sale in 2007 of the MDL software business, revenues were 4% higher at constant currencies and adjusted operating profits up 11%. The overall adjusted operating margin was up 170 basis points at reported exchange rates to 33.4%.
The Science & Technology business saw underlying revenue growth of 6%. ScienceDirect and journal subscription renewals were at a record 98%. ScienceDirect saw a continued widening of distribution in small academic and emerging markets, and usage again increased by over 20% measured by article downloads. Good growth in online databases, including the Scopus scientific abstract and indexing database, and electronic book sales also contributed to the strong revenue growth. Taking the MDL disposal into account, revenues were up 2% at constant currencies.
The Health Sciences business saw underlying revenue growth of 4%, held back by the continued weakness in pharma promotion markets. The Clinical Solutions business performed well with new publishing and strong demand for online workflow solutions that combine content with predictive analytical algorithms. The Nursing and Health Professionals segment also saw strong growth with its successful publishing programme and online resources. In the pharma market, advertising and other promotional revenues declined 5% reflecting fewer drug launches and a contraction of marketing budgets. Excluding pharma, Health Sciences’ underlying revenues were up 6%.
During the year Elsevier continued to invest in developing the solutions product pipeline focusing on content integration and interoperability to deliver contextualised answers instead of documents. A good example of this continuous innovation is Illumin8, an online workflow solution designed to help corporate researchers answer complex research and development questions with greater speed and efficiency. In Health, Mosby’s Nursing Skills had a successful rollout; CPMRC, the provider of nursing care plans acquired in December 2007, was integrated within the clinical decision support business; and MEDai acquired in January 2008 was combined with the payer solutions business to provide data and analytics on healthcare outcomes.
Significant progress was made during the year in improving cost efficiency through restructuring of operations and leveraging shared service functions. Journal and book production operations have increasingly been outsourced in recent years and 2008 saw a step up in production activities in Elsevier’s offshore facilities in India. The year also saw significant outsourcing of software engineering and financial transaction processing. These ongoing programmes together with the increasing consolidation across Reed Elsevier of technology operations, procurement and real estate management are keeping costs under tight control.
For 2009, subscription renewals are mostly completed and are encouraging. We expect continued growth in scientific research and in demand for our online solutions that make researchers more productive although increasing pressure on academic budgets is likely to affect discretionary purchases. The health

Reed Elsevier 2008 Preliminary Results    8
Operating and financial review
professions continue to grow and our products are integral to their training, continuing education and practice. We expect however to see continued weakness in pharma promotion markets and lower growth in Asian markets particularly in imported US medical books given the strengthening of the US dollar. Whilst 2009 may not be quite as buoyant as 2008, we expect satisfactory revenue development and further underlying margin improvement driven by our cost efficiency programme.
LexisNexis

	£			€			%
							Change
	2008	2007	Change	2008	2007	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Revenue
United States	1,395	1,113	+25%	1,757	1,625	+8%	+16%
International	545	481	+13%	687	703	-2%	+6%

	1,940	1,594	+22%	2,444	2,328	+5%	+13%

Adjusted operating profit	513	406	+26%	646	593	+9%	+18%
Adjusted operating margin	26.4%	25.5%	+0.9pts	26.4%	25.5%	+0.9pts	+1.1pts

LexisNexis has had a good year despite more challenging markets, with continued growth in online information solutions in the US large law firm market and internationally, and good growth in risk information and analytics markets. Good revenue growth and the cost actions taken to improve efficiency delivered significant margin improvement.
Revenues were up 5% at constant currencies and adjusted operating profits up 10% before acquisitions and disposals. Underlying margin improvement was 130 basis points, driven by the good revenue growth and tight cost management.
Including the ChoicePoint business acquired in September 2008 and after other acquisitions and disposals, revenues were 13% higher at constant currencies and adjusted operating profits up 18%. The overall adjusted operating margin was up 95 basis points at reported exchange rates to 26.4%.
LexisNexis US saw underlying revenue growth of 4%. In US legal markets, good growth in online information solutions in the large law firm market was tempered by slower growth in smaller law firms and marginal declines in corporate and government markets reflecting an increasingly challenging economic environment. The risk information and analytics group saw 8% underlying growth, ie before taking into account the ChoicePoint business, driven by the collections sector, government and growing demand from the insurance, healthcare and energy sectors, whilst revenues from the financial services sector were flat. Including acquisitions and disposals, revenues were up 16% at constant currencies.
ChoicePoint, acquired in September 2008, saw strong proforma 2008 underlying revenue growth of 10% in the insurance business, which contributes over 85% of ChoicePoint’s adjusted operating profits. The insurance business, which helps insurance carriers evaluate underwriting risk, was driven by increased transaction activity, reflecting insurance policy churn in the auto and property insurance markets, and by the increasing adoption by carriers of more powerful analytics in the underwriting process. The remaining ChoicePoint businesses saw revenues 6% lower reflecting the effect of the weaker economic environment on demand for pre-employment screening and for identity verification products from the mortgage and financial services sector. The integration of ChoicePoint and the LexisNexis risk information and analytics group is progressing well led by one management team drawn from both businesses headquartered in Atlanta, and is firmly on track to deliver the targeted annual cost savings of $150 million by the third year of ownership. Overall, the ChoicePoint acquisition is on track to hit our returns targets.
The LexisNexis International business saw good underlying revenue growth of 5%, driven by new publishing and the growing penetration of online

Reed Elsevier 2008 Preliminary Results    9
Operating and financial review
information services across its markets. Good growth was seen in UK legal markets, France and elsewhere in Europe, and in South Africa, although the growth rate was behind the previous year’s reflecting the tougher economic environment. Electronic products now account for 46% of International revenues and the business has continued to expand its workflow solutions through organic development and selective acquisition. In April, the Latin American business was sold as it did not offer sufficiently attractive strategic and financial returns. Taking acquisitions and disposals into account, revenues were up 6% at constant currencies.
During the year LexisNexis has continued to invest significantly in developing and enhancing its workflow solutions, adding content and functionality and improving usability. A particular focus has been in practice management, litigation services and in client development which has seen the acceleration of Martindale-Hubbell’s evolution from a legal directory business to web marketing services provider for law firms and online legal market place for consumers. A new investment programme now underway is aimed at transforming the productivity of US legal research with modernised technology and advanced algorithms and functionality to provide much more powerful contextual solutions for customers and at greater speed. Combined with this is a major upgrade in back office infrastructure and customer service and support platforms to provide an integrated and superior customer experience across our US legal research, client development and solutions products.
LexisNexis saw significant further improvement in adjusted operating margin through organisational consolidation and restructuring. The US Legal business and the Corporate and Public Markets business other than Risk were combined into one organisation early in the year and the US operations consolidated with significant streamlining of management and operational activities. In addition to cost savings, this realignment positions the organisation better to support the development and marketing of Total Solutions. Outsourcing of non-core activities has also accelerated with the outsourcing of systems engineering and maintenance, data fabrication, software development engineering and other activities. These ongoing programmes together with consolidation within Reed Elsevier of technology operations, procurement and real estate management are keeping costs under firm control and releasing funds for investment.
Looking ahead to 2009, legal and risk markets are more resilient than most but by no means immune from the deterioration in economic conditions. Law firm activity and corporate and government budgets are increasingly under pressure and this will reduce underlying revenue growth. LexisNexis has however a strong subscriber base, continuous releases of new publishing and workflow solutions to enhance customer productivity, a growing Risk business, and the benefit of a full year’s contribution of ChoicePoint growth and synergies. The Risk business should see continued strong growth in the insurance business and collections sector and increasing demand from government. The gearing effects of lower underlying revenue growth and increased investment on adjusted operating margin should be offset by the benefits of the restructuring and other actions to improve cost efficiency and the growing profitability of the ChoicePoint business.

Reed Elsevier 2008 Preliminary Results    10
Operating and financial review
Reed Exhibitions

	£			€			%
							Change
	2008	2007	Change	2008	2007	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Revenue	707	577	+23%	891	842	+6%	+9%

Adjusted operating profit	183	139	+32%	230	203	+13%	+14%
Adjusted operating margin	25.9%	24.1%	+1.8pts	25.9%	24.1%	+1.8pts	+1.1pts

Reed Exhibitions had an exceptional year with successful major shows and the net cycling in of biennial exhibitions, demonstrating that, in an increasingly online world, “face to face” exhibitions continue to deliver significant value for exhibitors and visitors alike.
Revenues were up 11% at constant currencies and adjusted operating profits up 20% before acquisitions and disposals. The strong growth was driven by good performances by annual shows and new events, together with the cycling in of non-annual shows. Excluding cycling effects, underlying revenue growth was 5%. The adjusted operating margin showed underlying improvement of 180 basis points reflecting the good revenue growth, tight cost control and the effect of the significant net cycling in at the show contribution level.
Reported revenues and adjusted operating profits were up 9% and 14% respectively at constant rates including acquisitions and disposals, most notably the sale of the defence sector shows. Overall adjusted operating margin was up 180 basis points at 25.9%.
Good growth was seen across most of the show portfolio with particular successes at the ISC West security show and National Hardware in the US; the Interclima Interconfort heating/cooling systems show and the Equip’Hotel catering show in Paris, and the Pollutec Lyon environment event; the Aluminium show in Germany; the Mipim international property show and Mipcom in Cannes; and the London International Book Fair and World Travel Market in London. The severe downturn in the Spanish residential property sector did however significantly reduce the size of the SIMA residential property show in Madrid. In Japan, M-Tech and other shows performed strongly. The biennial shows cycling in contributed 6% to underlying revenue growth; the most significant show cycling in was the Mostra Convegno Expocomfort show in Milan and cycling out was the Batimat construction show in Paris.
During the year Reed Exhibitions launched 24 new shows including the very successful Photovoltaic Power Generation event in Tokyo, and acquired nine others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence shows was completed in May 2008. This will further exaggerate the year on year impact of show cycling in 2009 and beyond with no ‘odd’ year DSEi show to help balance the ‘even’ year benefit of Mostra Convegno and other biennial shows.
Reed Exhibitions’ strong performance in 2008 is in part reflective of the more resilient and late cycle nature of the exhibitions business, in comparison to other marketing channels. Exhibitors book hall space well in advance and in a downturn demand tends to concentrate on leading events. The second half saw continued good growth overall in annual shows and in cycling events, although some shows were cancelled and the outlook has become progressively tougher across geographies and most industries. Taking into account the budget pressures on exhibitors and visiting delegates, as well as the net cycling out of biennial shows and the sale of the defence shows, the 2009 outlook is for revenue decline and lower adjusted operating margin against an exceptional year in 2008. Whilst it is too early to judge the economic outlook and demand beyond, 2010 will see the cycling back in of major biennial shows with a positive boost to revenues and margin.

Reed Elsevier 2008 Preliminary Results    11
Operating and financial review
Reed Business Information

	£			€			%
							Change
	2008	2007	Change	2008	2007	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Revenue
UK	306	294	+4%	386	429	-10%	+3%
US	288	278	+4%	363	406	-11%	-5%
NL	202	181	+12%	254	264	-4%	-4%
International	191	153	+25%	241	224	+8%	+9%

	987	906	+9%	1,244	1,323	-6%	+1%

Adjusted operating profit	126	121	+4%	159	177	-10%	-4%
Adjusted operating margin	12.8%	13.4%	-0.6pts	12.8%	13.4%	-0.6pts	-0.6pts

On 21 February 2008 Reed Elsevier announced a plan to divest Reed Business Information (RBI) which was accordingly then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time and RBI has therefore been presented as a continuing operation in the combined financial statements.
Reed Business Information held up well despite the difficult economic conditions throughout most of the year due to the successful development over the last few years of significant online franchises. This was however not enough to counter the recent impact on advertising markets of the downturn in global economic conditions, which was particularly felt in the last quarter.
Revenues and adjusted operating profits were 1% and 5% lower respectively at constant currencies before acquisitions and disposals, or 1% higher and 4% lower after portfolio effects. Adjusted operating margin was 60 basis points lower at 12.8% reflecting the underlying revenue decline partly mitigated by tight cost management.
In the UK, underlying revenues were up 1% reflecting strong growth in online sales, up 12%. For most of the year, overall revenue momentum was encouraging although weakness was seen in sectors such as property and technology. However towards the end of the year, the deteriorating economic environment took its toll most particularly on recruitment advertising across most sectors, with overall underlying revenues year-on-year down 7% in the fourth quarter, compared with 3% growth in the third quarter. Online revenues continued to grow in the fourth quarter despite the weakness in advertising markets, with robust performances from online data products, such as XpertHR serving the HR community, Bankersalmanac.com providing information that facilitates interbank payments across the world, and ICIS Pricing serving the petrochemicals industry. In addition to organic development of its online franchises, RBI UK made a number of small acquisitions to further develop its online services to the energy, aerospace and personnel verticals as well as horizontal lead generation services matching vendors and buyers. Online revenues now represent over 50% of RBI UK revenues.
In the US, RBI underlying revenues were 5% lower, with online revenue growth of 9% more than offset by the 9% decline in print revenues despite market share gains. The slowdown has affected most sectors, including electronics, manufacturing, residential construction, furniture and home furnishings, jewellery and entertainment with Variety also impacted by the film and TV screenwriters’ strike earlier in the year. Year-on-year revenues were down 11% in the fourth quarter, compared to 3% decline in the third quarter. Reed Construction Data bucked the trend with good growth in data services to the commercial construction industry following successful investment in online product development, research and sales. Online services were further expanded with the acquisition in February 2008 of Tectonic, a provider of building information modelling for the architectural, engineering and construction industries. Online revenues now represent nearly 30% of RBI US revenues.
In the Netherlands, underlying revenues were 1% lower, with online revenues up 11% against only a 3% decline in the print business which benefits from a higher proportion of subscription and circulation revenues than in other RBI geographies. Good growth was seen in the agriculture, construction and healthcare sectors and in tuition although most other sectors saw revenue declines from weaker advertising markets. Fourth quarter revenues were down 6% against the prior year, with the third quarter down 1%. Online revenues now represent 17% of RBI NL revenues.

Reed Elsevier 2008 Preliminary Results    12
Operating and financial revenue
The International business (rest of Europe and Asia Pacific) saw underlying revenue growth of 2% with online revenues up 26%, including strong growth from the Hotfrog online directory search business, more than offsetting a 4% decline in print. In Europe, France saw growth from a recovery in training sales, whilst Spain and Italy saw revenues decline with weaker advertising markets particularly in the construction and automotive sectors respectively. Two small acquisitions were made in France and Spain earlier in the year to build scale and expand online tendering services. Asia Pacific saw 9% underlying revenue growth with strong Hotfrog sales and good growth in healthcare and construction in Australia. Fourth quarter revenues were flat against the prior year. Online revenues now represent 25% of RBI International revenues.
The outlook for 2009 for Reed Business Information is challenging. Advertising markets are significantly impacted by the global economic downturn, with slowing online revenue growth and accelerating print decline. Adjusted operating margins will be adversely impacted by the revenue decline, which can be mitigated only in part by the significant cost savings from restructuring and other cost actions. In this difficult environment, the focus in RBI is on right sizing the cost base to match reduced revenue expectations whilst maintaining investments, particularly against our online franchises, to be strongly competitively positioned as markets recover.

Reed Elsevier 2008 Preliminary Results   13
Operating and financial review
Financial review
REED ELSEVIER COMBINED BUSINESSES
Currency
The average exchange rates in the year saw the euro strengthen against both the US dollar and sterling, while sterling also weakened against the US dollar. This gives a favourable effect on translation of reported growth rates expressed in sterling and an adverse effect on growth rates expressed in euros.
Income statement
Revenue from continuing operations (ie excluding Harcourt Education) was £5,334m/€6,721m, up 16% expressed in sterling and flat when expressed in euros. At constant exchange rates, revenue was 7% higher, or 4% higher underlying, ie before acquisitions and disposals.
Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, was £901m/€1,135m, up 1% in sterling and 12% lower in euros. The movements reflect the strong underlying operating performance and part year contribution from ChoicePoint, offset by the costs of the restructuring programme and currency translation effects.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £281m/€354m, up £60m/€31m as a result of ChoicePoint and other recent acquisitions and currency translation effects. Goodwill impairment charges of £9m/€11m relate to minor exhibitions businesses.
Exceptional restructuring costs incurred to date in the restructuring programme announced in February 2008 and in RBI amounted to £152m/€192m (2007:nil) principally in respect of severance, outsourcing migration costs and associated property costs. Acquisition related costs amounted to £27m/€34m (2007: £20m/€29m).
Disposals and other non operating items of £92m/€116m comprise gains on disposals of businesses and investments of £15m/€19m, costs of the RBI divestment process terminated in December 2008 of £31m/€39m, a £70m/€88m write down to £14m/€15m in the carrying value of the investment in Education Media and Publishing Group that arose on the sale of the Harcourt US K-12 Schools business in 2007, and fair value decreases in the portfolio of venture capital investments of £6m/€8m.
Net finance costs were higher at £192m/€242m (2007: £139m/€203m) principally reflecting funding of ChoicePoint and other recent acquisitions and currency translation effects, and include £18m/€23m of acquisition related costs with respect to fees incurred in connection with ChoicePoint acquisition financing.
The reported profit before tax, including amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and non operating items, was £617m/€777m, down 24% expressed in sterling and 34% expressed in euros.
The reported tax charge of £155m/€195m compares with a credit of £82m/€120m in the prior year, which included the £223m/€326m credit in respect of previously unrecognised deferred tax assets and capital losses, arising in continuing operations, that were realisable as a result of the disposal of Harcourt Education.
Discontinued operations
The gain on the disposal of discontinued operations was £67m/€72m relating to the disposal of Harcourt Assessment (2007: £611m/€849m on disposals of the Harcourt International and US K-12 Schools businesses), after £27m/€54m of recycled cumulative currency translation losses since adoption of IFRS previously taken to reserves. Taxes on the disposals were £49m/€62m (2007: £380m/€555m excluding the tax credits included in continuing operations described above). Net profit from discontinued operations in 2007 also included the post-tax results of Harcourt Education of £78m/€114m.
Total operations
The reported attributable profit of £476m/€587m compares with £1,200m/€1,709m in 2007, which included the tax credits, the results of Harcourt Education and the gain on sale of businesses.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and in RBI. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Profit

Reed Elsevier 2008 Preliminary Results   14
Operating and financial review
and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2007 full year average and hedge exchange rates.
Continuing operations
Adjusted operating profit for the continuing operations, including a part year contribution from ChoicePoint, was £1,379m/€1,737m, up 21% expressed in sterling and up 5% in euros. At constant exchange rates, adjusted operating profits were up 12%, or 9% underlying, ie before acquisitions and disposals.
The net pension expense (excluding the unallocated net pension financing credit) was £75m/€95m (2007: £78m/€114m) reflecting higher discount rates and lower pension curtailment credits. The net pension financing credit was £39m/€49m (2007: £39m/€57m). The charge for share based payments was £46m/€58m (2007: £38m/€55m). Restructuring costs, other than in respect of the exceptional restructuring programmes and acquisition integration, were £13m/€16m (2007: £16m/€23m).
Overall adjusted operating margin for the continuing businesses was up 1.1 percentage points at 25.9% reflecting the good revenue growth and cost efficiency.
Net interest expense, before acquisition related financing fees, was higher at £174m/€219m (2007: £139m/€203m) principally reflecting funding of ChoicePoint and other recent acquisitions and currency translation effects, less the benefit of disposals and free cash flow.
Adjusted profit before tax from continuing operations was £1,205m/€1,518m, up 21% expressed in sterling and 4% in euros. At constant exchange rates, adjusted profit before tax grew by 11%.
The effective tax rate on adjusted profit before tax for the continuing businesses, at 23.4%, was similar to the rate in 2007. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit from continuing operations attributable to shareholders of £919m/€1,159m was up 20% expressed in sterling and 4% in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 11% for continuing operations.
Discontinued operations
Adjusted operating profit from discontinued operations was nil (2007: £121m/€177m) following the sale of the Harcourt Education division.
Total operations
The adjusted profit attributable to shareholders, including discontinued operations, was £919m/€1,159m, up 8% expressed in sterling and down 7% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders from total operations was down 1%, reflecting the sale of the Harcourt Education division.
The effective tax rate on the profit from total operations, at 23.4%, was similar to the 23.6% effective rate for 2007.
The adjusted profit before tax for total operations, if stated including the adjusted operating profits of discontinued operations, would have been £1,205m/€1,518m, compared to £1,119m/€1,634m in 2007.
Cash flows
Adjusted operating cash flow from continuing operations was £1,407m/€1,773m, up 27% expressed in sterling and up 10% in euros, or up 17% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for continuing businesses was 102% (2007: 97%) reflecting the continuous focus on management of working capital.
Capital expenditure included within adjusted operating cash flow from continuing operations was £172m/€217m (2007: £145m/€212m), including £115m/€145m in respect of capitalised development costs included within intangible assets.
Free cash flow from continuing operations — after interest and taxation — was significantly higher at £999m/€1,259m (2007: £717m/€1,047m) before exceptional restructuring and acquisition related spend, principally reflecting the stronger adjusted operating cash flow performance and currency translation effects.
Ordinary dividends paid to shareholders in the year, relating to the 2007 final and 2008 interim dividends, amounted to £418m/€528m (2007: £416m/€607m). The special distribution paid to shareholders in January 2008 from the net proceeds of the Harcourt Education disposal amounted to £2,013m/€2,690m (including £27m/€35m paid to the employee benefit trust).
Share repurchases by the parent companies amounted to £40m/€50m (2007: £199m/€291m). Shares of the parent companies purchased by the employee benefit

Reed Elsevier 2008 Preliminary Results   15
Operating and financial review
trust to meet future obligations in respect of share based remuneration amounted to £54m/€68m (2007: £74m/€108m). Net proceeds from the exercise of share options were £54m/€68m (2007: £177m/€258m).
Spend on acquisitions, after taking account of £51m/€64m net cash acquired, was £2,161m/€2,747m, including £1,931m/€2,457m in respect of ChoicePoint. Including deferred consideration payable, an amount of £1,579m/€2,007m was capitalised as acquired intangible assets and £1,279m/€1,626m as goodwill. Payments made in respect of acquisition integration amounted to £27m/€34m and acquisition related financing fees £18m/€23m.
Proceeds from disposals of businesses, other than discontinued operations, and of other assets, less the cash costs of the terminated RBI divestment process, amounted to £8m/€10m. Payments made in respect of the exceptional restructuring costs totalled £72m/€91m.
Net proceeds from the sale of discontinued operations in the year were £270m/€367m and taxes paid on completed disposals were £320m/€403m.
Debt
Net borrowings at 31 December 2008 were £5,726m/ €5,898m, an increase of £5,234m/€5,229m since 31 December 2007. The increase principally reflects the payment of the special distribution to shareholders, the acquisition of ChoicePoint and currency translation effects, together with ordinary dividends paid, share repurchases and acquisition and restructuring spend, partly offset by the free cash flow from continuing operations, and proceeds from the exercise of share options and disposals. Expressed in sterling, currency translation differences increased net borrowings by £1,281m, reflecting the impact of the strengthening of the US dollar against sterling on the largely US dollar denominated net debt. Expressed in euros, currency translation differences increased net borrowings by €95m, reflecting the weakening of the euro against the US dollar between the balance sheet dates.
Gross borrowings after fair value adjustments at 31 December 2008 amounted to £6,142m/€6,326m. The fair value of related derivative assets was £41m/€42m. Cash balances totalled £375m/€386m.
Net pension obligations, ie pension obligations less pension assets, at 31 December 2008 were £369m/€380m which compares with a net surplus as at 31 December 2007 of £50m/€68m. The movement principally reflects a decline in asset values in the year.
As at 31 December 2008, after taking into account interest rate and currency derivatives, a total of 52% of Reed Elsevier’s gross borrowings (equivalent to 56% of net borrowings) were at fixed rates and had a weighted average remaining life of 6.1 years and interest rate of 5.3%. After taking additional account of $1.6bn of term debt issued in January 2009, a total of 69% of gross borrowings (equivalent to 74% of net borrowings) were at fixed rates and had a weighted average remaining life of 6.6 years and interest rate of 6.0%.
Liquidity
At 31 December 2008, Reed Elsevier had access to $3.0bn of committed bank facilities maturing in May 2010, providing back up for short term debt, of which $38m was drawn. In February 2009, this facility was reduced to $2.5bn and, at the same time, a new $2.0bn committed bank facility, forward starting in May 2010 and maturing in May 2012, was put in place. Together these two back up facilities provide security of funding for $2.5bn of short term debt to May 2010 and for $2.0bn from May 2010 to May 2012.
After taking account of these committed bank facilities, available cash resources and the $1.6bn of term debt issued in January 2009, no borrowings mature within the next two years, £1,253m/€1,291m of borrowings mature in the third year and £4,528m/€4,664m beyond the third year. The strong free cash flow of the business (£999m/€1,259m before exceptional restructuring and acquisition related spend and dividends in 2008), the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to refinance the loans outstanding on the ChoicePoint acquisition facility, due in 2010 and 2011, and term debt as they mature.
The business is strongly cash generative with conversion of adjusted operating profit into cash at 102% in 2008. The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) is 3.7x (3.5x on a pro forma basis including ChoicePoint; 2.8x using the same exchange rates for both net debt and ebitda). Reed Elsevier’s target remains a ratio of net debt to ebitda of 2.0-3.0x over the longer term, consistent with a solid investment grade credit rating.
Capital employed and returns
The capital employed in the continuing businesses at 31 December 2008 was £13,125m/€13,470m (2007: £7,825m/€10,622m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The increase of £5,300m/€2,848m principally reflects the impact of acquisitions and currency translation effects partially offset by disposals and increases in pension deficits.

Reed Elsevier 2008 Preliminary Results   16
Operating and financial review
The return on average capital employed for the continuing businesses in the year was 12.1% (2007: 11.8%). This return is based on adjusted operating profits, less tax at the effective rate, and the average capital employed, adjusted for acquisition timing and to exclude the gross up to goodwill in respect of deferred tax liabilities on acquisitions, retranslated at average exchange rates. The 0.3% increase reflects a 1.0% improvement from underlying profit growth and low capital requirements, partly offset by the dilutive effect of the ChoicePoint acquisition with its low initial returns.
Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier’s average for the business. The recent acquisitions made in the years 2006-2008 are delivering post tax returns in 2008 of 11%, 8% and proforma 4% respectively.
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 24% at 44.6p (2007: 35.9p) and up 9% at €0.87 (2007: €0.80). At constant rates of exchange, the adjusted earnings per share of both companies increased by 15%.
The reported earnings per share for Reed Elsevier PLC shareholders was 22.1p (2007: 49.7p) and for Reed Elsevier NV shareholders was €0.44 (2007: €1.10). The decline principally reflects that 2007 included the gain on disposal of Harcourt Education businesses and prior year tax credits.
The equalised final dividends proposed are 15.0p per share for Reed Elsevier PLC and €0.290 per share for Reed Elsevier NV, 10% higher and 7% lower respectively compared with the prior year. This gives total dividends for the year of 20.3p and €0.404, up 12% and down 5% on 2007 respectively. The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling between dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, was 2.2 times for both Reed Elsevier PLC and Reed Elsevier NV.
On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m/€2,690m in aggregate.
The special distribution was accompanied by a consolidation of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution.
For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.
Shares repurchased in the year totalled 3.2 million ordinary shares of Reed Elsevier PLC and 2.1 million ordinary shares of Reed Elsevier NV.

Reed Elsevier 2008 Preliminary Results   17
Combined financial information
Combined income statement
For the year ended 31 December 2008

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Revenue — continuing operations	5,334	4,584	6,721	6,693
Cost of sales	(1,916)	(1,624)	(2,414)	(2,371)

Gross profit	3,418	2,960	4,307	4,322
Selling and distribution costs	(1,053)	(938)	(1,327)	(1,370)
Administration and other expenses	(1,482)	(1,150)	(1,868)	(1,679)

Operating profit before joint ventures	883	872	1,112	1,273
Share of results of joint ventures	18	16	23	23

Operating profit — continuing operations	901	888	1,135	1,296

Finance income	33	43	42	63
Finance costs	(225)	(182)	(284)	(266)

Net finance costs	(192)	(139)	(242)	(203)

Disposals and other non operating items	(92)	63	(116)	92

Profit before tax — continuing operations	617	812	777	1,185
Taxation	(155)	82	(195)	120

Net profit from continuing operations	462	894	582	1,305
Net profit from discontinued operations	18	309	10	408

Net profit for the year	480	1,203	592	1,713

Attributable to:
Parent companies’ shareholders	476	1,200	587	1,709
Minority interests	4	3	5	4

Net profit for the year	480	1,203	592	1,713

Net profit from discontinued operations is analysed in note 3.
Adjusted profit figures are presented in note 5 as additional performance measures.

Reed Elsevier 2008 Preliminary Results   18
Combined financial information
Combined cash flow statement
For the year ended 31 December 2008

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Cash flows from operating activities — continuing operations
Cash generated from operations	1,452	1,218	1,830	1,778
Interest paid	(222)	(174)	(280)	(254)
Interest received	43	26	54	38
Tax paid	(215)	(239)	(271)	(349)

Net cash from operating activities	1,058	831	1,333	1,213

Cash flows from investing activities — continuing operations
Acquisitions	(2,161)	(327)	(2,747)	(478)
Purchases of property, plant and equipment	(57)	(65)	(72)	(95)
Expenditure on internally developed intangible assets	(115)	(80)	(145)	(117)
Purchase of investments	(4)	(4)	(5)	(6)
Proceeds from disposals of property, plant and equipment	5	4	6	6
Proceeds from other disposals	8	82	10	120
Dividends received from joint ventures	23	12	29	18

Net cash used in investing activities	(2,301)	(378)	(2,924)	(552)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies	(2,404)	(416)	(3,183)	(607)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(407)	111	(513)	163
Issuance of other loans	2,373	276	3,017	403
Repayment of other loans	(411)	(311)	(520)	(454)
Repayment of finance leases	(56)	(12)	(71)	(18)
Redemption of debt related derivative financial instrument	62	—	78	—
Proceeds on issue of ordinary shares	54	177	68	258
Purchase of treasury shares	(94)	(273)	(118)	(399)

Net cash used in financing activities	(883)	(448)	(1,242)	(654)

Net cash (used in)/from discontinued operations	(48)	1,912	(33)	2,674

(Decrease)/increase in cash and cash equivalents	(2,174)	1,917	(2,866)	2,681

Movement in cash and cash equivalents
At start of year	2,467	519	3,355	774
(Decrease)/increase in cash and cash equivalents	(2,174)	1,917	(2,866)	2,681
Exchange translation differences	82	31	(103)	(100)

At end of year	375	2,467	386	3,355

Net cash from discontinued operations is analysed in note 3.
Adjusted operating cash flow figures are presented in note 5 as additional performance measures.

Reed Elsevier 2008 Preliminary Results   19
Combined financial information
Combined balance sheet
As at 31 December 2008

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Non-current assets
Goodwill	4,901	2,462	5,048	3,348
Intangible assets	4,404	2,089	4,536	2,841
Investments in joint ventures	145	116	149	158
Other investments	49	111	51	151
Property, plant and equipment	329	239	339	325
Net pension assets	152	183	157	249
Deferred tax assets	353	141	363	192

	10,333	5,341	10,643	7,264

Current assets
Inventories and pre-publication costs	348	271	358	368
Trade and other receivables	1,685	1,148	1,736	1,561
Derivative financial instruments	76	210	78	286
Cash and cash equivalents	375	2,467	386	3,355

	2,484	4,096	2,558	5,570

Assets held for sale	49	341	50	464

Total assets	12,866	9,778	13,251	13,298

Current liabilities
Trade and other payables	2,769	1,966	2,852	2,674
Derivative financial instruments	258	22	266	30
Borrowings	448	1,127	461	1,533
Taxation	554	752	571	1,023
Provisions	79	—	81	—

	4,108	3,867	4,231	5,260

Non-current liabilities
Borrowings	5,694	2,002	5,865	2,723
Deferred tax liabilities	1,525	695	1,570	945
Net pension obligations	521	133	537	181
Provisions	35	21	36	28

	7,775	2,851	8,008	3,877

Liabilities associated with assets held for sale	2	84	2	114

Total liabilities	11,885	6,802	12,241	9,251

Net assets	981	2,976	1,010	4,047

Capital and reserves
Combined share capitals	209	197	215	268
Combined share premiums	2,529	2,143	2,605	2,914
Combined shares held in treasury	(783)	(619)	(806)	(842)
Translation reserve	(14)	(145)	174	(170)
Other combined reserves	(988)	1,389	(1,207)	1,862

Combined shareholders’ equity	953	2,965	981	4,032
Minority interests	28	11	29	15

Total equity	981	2,976	1,010	4,047

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 18 February 2009.

Reed Elsevier 2008 Preliminary Results   20
Combined financial information
Combined statement of recognised income and expense
For the year ended 31 December 2008

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Net profit for the year	480	1,203	592	1,713

Exchange differences on translation of foreign operations	340	(33)	59	(350)
Actuarial (losses)/gains on defined benefit pension schemes	(347)	224	(437)	327
Fair value movements on available for sale investments	(9)	—	(11)	—
Fair value movements on cash flow hedges	(243)	3	(306)	4
Tax recognised directly in equity	156	(50)	196	(73)

Net (expense)/income recognised directly in equity	(103)	144	(499)	(92)

Cumulative exchange differences on disposal of foreign operations	27	148	54	206
Cumulative fair value movements on disposal of available for sale investments	—	(7)	—	(10)
Transfer to net profit from hedge reserve (net of tax)	(14)	(20)	(18)	(29)

Total recognised income and expense for the year	390	1,468	129	1,788

Attributable to:
Parent companies’ shareholders	386	1,465	124	1,784
Minority interests	4	3	5	4

Total recognised income and expense for the year	390	1,468	129	1,788

Combined reconciliation of shareholders’ equity
For the year ended 31 December 2008

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Total recognised net income attributable to the parent companies’ shareholders	386	1,465	124	1,784
Dividends declared	(2,404)	(416)	(3,183)	(607)
Issue of ordinary shares, net of expenses	54	177	68	258
Increase in shares held in treasury	(94)	(273)	(118)	(399)
Increase in share based remuneration reserve	46	46	58	67

Net (decrease)/increase in combined shareholders’ equity	(2,012)	999	(3,051)	1,103
Combined shareholders’ equity at start of year	2,965	1,966	4,032	2,929

Combined shareholders’ equity at end of year	953	2,965	981	4,032

Reed Elsevier 2008 Preliminary Results   21
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).
The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2007 on pages 96 to 100. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.
2 Segment analysis
On 21 February 2008 Reed Elsevier announced a plan to divest Reed Business Information (RBI) which was accordingly then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore now been presented as a continuing operation. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments. Comparatives have been restated accordingly.
Revenue — continuing operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Business segment
Elsevier	1,700	1,507	2,142	2,200
LexisNexis	1,940	1,594	2,444	2,328
Reed Exhibitions	707	577	891	842
Reed Business Information	987	906	1,244	1,323

Total	5,334	4,584	6,721	6,693

Geographical origin
North America	2,544	2,147	3,206	3,135
United Kingdom	905	896	1,140	1,308
The Netherlands	594	505	748	737
Rest of Europe	893	708	1,125	1,034
Rest of world	398	328	502	479

Total	5,334	4,584	6,721	6,693

Geographical market
North America	2,624	2,233	3,306	3,260
United Kingdom	580	603	731	880
The Netherlands	234	206	295	301
Rest of Europe	1,136	897	1,431	1,310
Rest of world	760	645	958	942

Total	5,334	4,584	6,721	6,693

Reed Elsevier 2008 Preliminary Results   22
Notes to the combined financial information
2 Segment analysis continued
Adjusted operating profit — continuing operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Business segment
Elsevier	568	477	716	696
LexisNexis	513	406	646	593
Reed Exhibitions	183	139	230	203
Reed Business Information	126	121	159	177

Subtotal	1,390	1,143	1,751	1,669
Corporate costs	(50)	(45)	(63)	(66)
Unallocated net pension credit	39	39	49	57

Total	1,379	1,137	1,737	1,660

Geographical origin
North America	618	505	779	737
United Kingdom	239	211	301	308
The Netherlands	206	181	259	264
Rest of Europe	237	174	299	254
Rest of world	79	66	99	97

Total	1,379	1,137	1,737	1,660

Adjusted operating profit figures are presented as additional performance measures. They are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 5. The unallocated net pension credit of £39m/€49m (2007: £39m/€57m) comprises the expected return on pension scheme assets of £219m/€276m (2007: £196m/€286m) less interest on pension scheme liabilities of £180m/€227m (2007: £157m/€229m).
Operating profit — continuing operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Business segment
Elsevier	443	410	558	598
LexisNexis	291	287	367	419
Reed Exhibitions	123	106	155	155
Reed Business Information	55	91	69	133

Subtotal	912	894	1,149	1,305
Corporate costs	(50)	(45)	(63)	(66)
Unallocated net pension credit	39	39	49	57

Total	901	888	1,135	1,296

Geographical origin
North America	334	353	421	515
United Kingdom	183	180	231	263
The Netherlands	179	179	226	261
Rest of Europe	151	118	189	172
Rest of world	54	58	68	85

Total	901	888	1,135	1,296

Share of post-tax results of joint ventures of £18m/€23m (2007: £16m/€23m) included in operating profit comprises £4m/€5m (2007: £3m/€4m) relating to LexisNexis and £14m/€18m (2007: £13m/€19m) relating to Reed Exhibitions.

Reed Elsevier 2008 Preliminary Results   23
Notes to the combined financial information
3 Discontinued operations

Discontinued operations comprise the results of the Harcourt Education division. The disposal of the Harcourt Education International business completed in May and August 2007; the disposal of the Harcourt US K-12 Schools Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.
Net profit from discontinued operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Revenue	12	752	15	1,098
Operating costs	(12)	(640)	(15)	(934)

Operating profit and profit before tax	—	112	—	164
Taxation	—	(34)	—	(50)

Profit after taxation	—	78	—	114
Gain on disposals	67	611	72	849
Tax on disposals	(49)	(380)	(62)	(555)

Net profit from discontinued operations	18	309	10	408

The gain on disposals of discontinued operations in 2008 relates to the sale of Harcourt Assessment, which completed in January 2008.
Cash flows from discontinued operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Net cash flow from operating activities	2	33	3	48
Net cash flow (used in)/from investing activities	(50)	1,879	(36)	2,626
Net cash flow from financing activities	—	—	—	—

Net movement in cash and cash equivalents	(48)	1,912	(33)	2,674

Net cash flow from investing activities includes cash proceeds, net of expenses, on the completed disposals of £270m/€367m (2007: £1,912m/€2,674m) and taxes paid on completed disposals of £320m/€403m (2007: nil). Cash and cash equivalents disposed was nil (2007: £7m/€10m).
4 Combined cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations - continuing operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Operating profit before joint ventures	883	872	1,112	1,273

Amortisation of acquired intangible assets and goodwill impairment	287	219	361	320
Amortisation of internally developed intangible assets	88	72	111	105
Depreciation of property, plant and equipment	79	76	100	111
Share based remuneration	46	38	58	55

Total non cash items	500	405	630	591

Decrease/(increase) in working capital	69	(59)	88	(86)

Cash generated from operations	1,452	1,218	1,830	1,778

Reed Elsevier 2008 Preliminary Results   24
Notes to the combined financial information
4 Combined cash flow statement continued
Cash flow on acquisitions

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Purchase of businesses	(2,112)	(293)	(2,685)	(428)
Payment of ChoicePoint change of control and other non operating payables assumed	(19)	—	(24)	—
Investments in joint ventures	—	(24)	—	(35)
Deferred payments relating to prior year acquisitions	(30)	(10)	(38)	(15)

Total	(2,161)	(327)	(2,747)	(478)

Reconciliation of net borrowings

			Related
	Cash &		derivative
	cash		financial	£
	equivalents	Borrowings	instruments	2008	2007
	£m	£m	£m	£m	£m

At start of year	2,467	(3,129)	170	(492)	(2,314)

(Decrease)/increase in cash and cash equivalents	(2,174)	—	—	(2,174)	1,917
Increase in borrowings	—	(1,499)	—	(1,499)	(64)
Redemption of debt related derivative financial instruments	—	—	(62)	(62)	—

Changes resulting from cash flows	(2,174)	(1,499)	(62)	(3,735)	1,853

Borrowings in acquired business	—	(219)	—	(219)	—
Inception of finance leases	—	(1)	—	(1)	(11)
Fair value adjustments to borrowings and related derivatives	—	92	(90)	2	(2)
Exchange translation differences	82	(1,386)	23	(1,281)	(18)

At end of year	375	(6,142)	41	(5,726)	(492)

			Related
	Cash &		derivative
	cash		financial	€
	equivalents	Borrowings	instruments	2008	2007
	€m	€m	€m	€m	€m

At start of year	3,355	(4,256)	232	(669)	(3,448)

(Decrease)/increase in cash and cash equivalents	(2,866)	—	—	(2,866)	2,681
Increase in borrowings	—	(1,913)	—	(1,913)	(94)
Redemption of debt related derivative financial instruments	—	—	(78)	(78)	—

Changes resulting from cash flows	(2,866)	(1,913)	(78)	(4,857)	2,587

Borrowings in acquired business	—	(279)	—	(279)	—
Inception of finance leases	—	(1)	—	(1)	(16)
Fair value adjustments to borrowings and related derivatives	—	116	(113)	3	(3)
Exchange translation differences	(103)	7	1	(95)	211

At end of year	386	(6,326)	42	(5,898)	(669)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2008 Preliminary Results   25
Notes to the combined financial information
4 Combined cash flow statement continued
Borrowings by year of repayment

	£
	2008				2007
	Short term				Short term
	bank loans,				bank loans,
	overdrafts and				overdrafts and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	446	—	2	448	753	369	5	1,127

Within 1 to 2 years	—	1,706	1	1,707	—	—	3	3
Within 2 to 3 years	—	1,885	—	1,885	—	220	3	223
Within 3 to 4 years	—	578	—	578	—	276	—	276
Within 4 to 5 years	—	104	—	104	—	423	—	423
After 5 years	—	1,420	—	1,420	—	1,077	—	1,077

	—	5,693	1	5,694	—	1,996	6	2,002

Total	446	5,693	3	6,142	753	2,365	11	3,129

	€
	2008				2007
	Short term				Short term
	bank loans,				bank loans,
	overdrafts and				overdrafts and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Within 1 year	459	—	2	461	1,024	502	7	1,533

Within 1 to 2 years	—	1,757	1	1,758	—	—	4	4
Within 2 to 3 years	—	1,942	—	1,942	—	299	4	303
Within 3 to 4 years	—	595	—	595	—	376	—	376
Within 4 to 5 years	—	107	—	107	—	575	—	575
After 5 years	—	1,463	—	1,463	—	1,465	—	1,465

	—	5,864	1	5,865	—	2,715	8	2,723

Total	459	5,864	3	6,326	1,024	3,217	15	4,256

In January 2009, fixed rate term debt of $1,500m (£1,037m/€1,068m) and floating rate term debt of €50m (£49m) due in more than five years from 31 December 2008 were issued and used to repay other loans maturing within one to two years.
Short term bank loans, overdrafts and commercial paper are backed up at 31 December 2008 by $3,000m (£2,074m/€2,136m) of committed bank facilities maturing in May 2010 of which $38m (£26m/€27m) were drawn. In February 2009 these facilities were reduced to $2,500m (£1,728m/€1,780m) and additional $2,000m (£1,382m/€1,423m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

Reed Elsevier 2008 Preliminary Results   26
Notes to the combined financial information
5 Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and the restructuring in RBI not included in the February 2008 announcement as the business was to be divested. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:
Continuing operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Operating profit — continuing operations	901	888	1,135	1,296
Adjustments:
Amortisation of acquired intangible assets and goodwill impairment	290	221	365	323
Exceptional restructuring costs	152	—	192	—
Acquisition related costs	27	20	34	29
Reclassification of tax in joint ventures	9	8	11	12

Adjusted operating profit from continuing operations	1,379	1,137	1,737	1,660

Profit before tax — continuing operations	617	812	777	1,185
Adjustments:
Amortisation of acquired intangible assets and goodwill impairment	290	221	365	323
Exceptional restructuring costs	152	—	192	—
Acquisition related costs	45	20	57	29
Reclassification of tax in joint ventures	9	8	11	12
Disposals and other non operating items	92	(63)	116	(92)

Adjusted profit before tax from continuing operations	1,205	998	1,518	1,457

Profit attributable to parent companies’ shareholders	476	1,200	587	1,709
Net profit from discontinued operations	(18)	(309)	(10)	(408)

Profit attributable to parent companies’ shareholders — continuing operations	458	891	577	1,301
Adjustments (post tax):
Amortisation of acquired intangible assets and goodwill impairment	327	247	412	361
Exceptional restructuring costs	111	—	140	—
Acquisition related costs	31	13	39	19
Disposals and other non operating items	61	(290)	77	(423)
Deferred tax not expected to crystallise in the near term:
Unrealised exchange differences on long term inter affiliate lending	—	(21)	—	(31)
Acquired intangible assets	(69)	(60)	(86)	(88)
Other	—	(15)	—	(22)

Adjusted profit attributable to parent companies’ shareholders from continuing operations	919	765	1,159	1,117

Cash generated from operations	1,452	1,218	1,830	1,778
Dividends received from joint ventures	23	12	29	18
Purchases of property, plant and equipment	(57)	(65)	(72)	(95)
Proceeds from disposals of property, plant and equipment	5	4	6	6
Expenditure on internally developed intangible assets	(115)	(80)	(145)	(117)
Payments relating to exceptional restructuring costs	72	—	91	—
Payments relating to acquisition related costs	27	19	34	28

Adjusted operating cash flow from continuing operations	1,407	1,108	1,773	1,618

Reed Elsevier 2008 Preliminary Results   27
Notes to the combined financial information
5 Adjusted figures continued
Total operations

	£		€
	2008	2007	2008	2007
	£m	£m	€m	€m

Operating profit — continuing operations	901	888	1,135	1,296
Operating profit — discontinued operations	—	112	—	164

Operating profit — total operations	901	1,000	1,135	1,460
Adjustments:
Amortisation of acquired intangible assets and goodwill impairment	290	230	365	336
Exceptional restructuring costs	152	—	192	—
Acquisition related costs	27	20	34	29
Reclassification of tax in joint ventures	9	8	11	12

Adjusted operating profit from total operations	1,379	1,258	1,737	1,837

Profit before tax — continuing operations	617	812	777	1,185
Profit before tax — discontinued operations	—	112	—	164

Profit before tax — total operations	617	924	777	1,349
Adjustments:
Amortisation of acquired intangible assets and goodwill impairment	290	230	365	336
Exceptional restructuring costs	152	—	192	—
Acquisition related costs	45	20	57	29
Reclassification of tax in joint ventures	9	8	11	12
Disposals and other non operating items	92	(63)	116	(92)

Adjusted profit before tax from total operations	1,205	1,119	1,518	1,634

Profit attributable to parent companies’ shareholders — total operations	476	1,200	587	1,709
Adjustments (post tax):
Amortisation of acquired intangible assets and goodwill impairment	327	259	412	378
Exceptional restructuring costs	111	—	140	—
Acquisition related costs	31	13	39	19
Disposals and other non operating items	43	(521)	67	(717)
Deferred tax not expected to crystallise in the near term:
Unrealised exchange differences on long term inter affiliate lending	—	(21)	—	(31)
Acquired intangible assets	(69)	(63)	(86)	(92)
Other	—	(15)	—	(22)

Adjusted profit attributable to parent companies’ shareholders from total operations	919	852	1,159	1,244

Reed Elsevier 2008 Preliminary Results   28
Notes to the combined financial information
6 Acquisitions
On 19 September 2008 Reed Elsevier acquired the entire share capital of ChoicePoint, Inc. for a total consideration amounting to £1,931m/€2,457m after taking account of net cash acquired of £46m/€58m. A number of other acquisitions were made for a total consideration of £200m/€252m, after taking account of net cash acquired of £5m/€6m. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below:

		£
		ChoicePoint		Other
		Book value on		Book value on		Total fair
		acquisition	Fair value	acquisition	Fair value	value
	Notes	£m	£m	£m	£m	£m

Goodwill	(i)	—	1,162	—	117	1,279
Intangible assets	(ii)	15	1,471	—	108	1,579
Property, plant and equipment		46	46	2	2	48
Current assets		117	117	11	11	128
Current liabilities		(221)	(221)	(16)	(16)	(237)
Borrowings		(219)	(219)	—	—	(219)
Taxation		25	(425)	3	(22)	(447)

Net assets acquired		(237)	1,931	—	200	2,131

Consideration (after taking account of £51m net cash acquired)	(iii)					2,131
Less: consideration deferred to future years						(19)

Net cash flow						2,112

		€
		ChoicePoint		Other
		Book value on		Book value on		Total fair
		acquisition	Fair value	acquisition	Fair value	value
	Notes	€m	€m	€m	€m	€m

Goodwill	(i)	—	1,479	—	147	1,626
Intangible assets	(ii)	19	1,871	—	136	2,007
Property, plant and equipment		58	58	2	2	60
Current assets		149	149	14	14	163
Current liabilities		(280)	(280)	(20)	(20)	(300)
Borrowings		(279)	(279)	—	—	(279)
Taxation		32	(541)	4	(27)	(568)

Net assets acquired		(301)	2,457	—	252	2,709

Consideration (after taking account of €64m net cash acquired)	(iii)					2,709
Less: consideration deferred to future years						(24)

Net cash flow						2,685

(i)	Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii)	The provisional fair values of intangible assets acquired with ChoicePoint have been established with advice from independent qualified valuers.

(iii)	Consideration for ChoicePoint comprised £1,955m/€2,487m to acquire the entire share capital and £22m/€28m of professional fees and other costs relating to the acquisition.

Reed Elsevier 2008 Preliminary Results   29
Notes to the combined financial information
6 Acquisitions continued

(iv)	The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated into the 2009 combined financial statements.
The businesses acquired in 2008 contributed £180m/€227m to revenue, £41m/€52m to adjusted operating profit, decreased net profit by £10m/€13m and contributed £42m/€53m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.
7 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Balance sheet
	2008	2007	2008	2007

Euro to sterling	1.26	1.46	1.03	1.36
US dollars to sterling	1.85	2.00	1.45	2.00
US dollars to euro	1.47	1.37	1.41	1.47

Reed Elsevier 2008 Preliminary Results   30
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier PLC as set out on page 154 of the Reed Elsevier Annual Reports and Financial Statements 2007, which are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The financial information set out below has been abridged from Reed Elsevier PLC’s consolidated financial statements for the year ended 31 December 2008, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.
Consolidated income statement
For the year ended 31 December 2008

	£
	2008	2007
	£m	£m

Administrative expenses	(1)	(1)
Effect of tax credit equalisation on distributed earnings	(11)	(11)
Share of results of joint ventures	258	658

Operating profit	246	646
Finance income/(charges)	1	(3)

Profit before tax	247	643
Taxation	(6)	(19)

Profit attributable to ordinary shareholders	241	624

Earnings per ordinary share
For the year ended 31 December 2008

£
	2008	2007
	pence	pence

Basic earnings per share
From continuing operations of the combined businesses	21.2p	36.6p
From discontinued operations of the combined businesses	0.9p	13.1p

From total operations of the combined businesses	22.1p	49.7p

Diluted earnings per share
From continuing operations of the combined businesses	21.0p	36.2p
From discontinued operations of the combined businesses	0.9p	12.9p

From total operations of the combined businesses	21.9p	49.1p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2008 Preliminary Results   31
Reed Elsevier PLC
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2008

	£
	2008	2007
	£m	£m

Cash flows from operating activities
Cash used by operations	(1)	(2)
Interest paid	—	(3)
Tax paid	(10)	(16)

Net cash used in operating activities	(11)	(21)

Cash flows from investing activities
Dividends received from joint ventures	500	850

Cash flows from financing activities
Equity dividends paid	(1,245)	(206)
Proceeds on issue of ordinary shares	32	92
Purchase of treasury shares	(20)	(92)
Repayment of loan from joint ventures	—	(36)
Decrease/(increase) in net funding balances due from joint ventures	744	(587)

Net cash used in financing activities	(489)	(829)

Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at 31 December 2008

	£
	2008	2007
	£m	£m

Non-current assets
Investments in joint ventures	515	1,584

Total assets	515	1,584

Current liabilities
Taxation	11	16

Total liabilities	11	16

Net assets	504	1,568

Capital and reserves
Called up share capital	164	163
Share premium account	1,154	1,123
Shares held in treasury (including in joint ventures)	(347)	(302)
Capital redemption reserve	4	4
Translation reserve	157	(37)
Other reserves	(628)	617

Total equity	504	1,568

Approved by the Board of Directors, 18 February 2009.

Reed Elsevier 2008 Preliminary Results   32
Reed Elsevier PLC
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2008

	£
	2008	2007
	£m	£m

Profit attributable to ordinary shareholders	241	624
Share of joint ventures’ net (expense)/income recognised directly in equity	(54)	77
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	14	78
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	—	(4)
Share of joint ventures’ transfer to net profit from hedge reserve	(8)	(11)

Total recognised net income and expense for the year	193	764

Consolidated reconciliation of shareholders’ equity
For the year ended 31 December 2008

	£
	2008	2007
	£m	£m

Total recognised net income for the year	193	764
Equity dividends declared	(1,245)	(206)
Issue of ordinary shares, net of expenses	32	92
Increase in shares held in treasury (including in joint ventures)	(49)	(130)
Increase in share based remuneration reserve	24	24
Equalisation adjustments	(19)	(16)

Net (decrease)/increase in shareholders’ equity	(1,064)	528
Shareholders’ equity at start of year	1,568	1,040

Shareholders’ equity at end of year	504	1,568

Reed Elsevier 2008 Preliminary Results   33
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Earnings per share

	£
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2008	2007	2008	2007
	£m	£m	pence	pence

Reported figures	241	624	22.1p	49.7p
Share of joint ventures’ net profit from discontinued operations	(10)	(164)	(0.9)p	(13.1)p

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	231	460	21.2p	36.6p

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

	£
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2008	2007	2008	2007
	£m	£m	pence	pence

Reported figures	241	624	22.1p	49.7p
Effect of tax credit equalisation on distributed earnings	11	11	1.0p	0.8p

Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	252	635	23.1p	50.5p
Share of adjustments in joint ventures	234	(184)	21.5p	(14.6)p

Adjusted figures	486	451	44.6p	35.9p

3 Dividends and share consolidation
On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.
Other dividends declared in the year

	2008	2007	2008	2007
	pence	pence	£m	£m

Ordinary shares
Final for prior financial year	13.6p	11.8p	146	149
Interim for financial year	5.3p	4.5p	58	57

Total	18.9p	16.3p	204	206

Reed Elsevier 2008 Preliminary Results   34
Reed Elsevier PLC
Summary financial information
3 Dividends and share consolidation continued
The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 15.0p (2007: 13.6p). The cost of the final dividend, if approved by shareholders, is expected to be £162m. No liability has been recognised at the balance sheet date. The Reed Elsevier PLC final dividend as approved will be paid on 22 May 2009, with ex-dividend and record dates of 22 April 2009 and 24 April 2009 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstance, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.
Other dividends paid and proposed relating to the financial year

	2008	2007
	pence	pence

Ordinary shares
Interim (paid)	5.3p	4.5p
Final (proposed)	15.0p	13.6p

Total	20.3p	18.1p

4 Share capital and treasury shares

			2008	2007
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	milions	millions	millions	millions

Number of ordinary shares
At start of year	1,305.9	(54.6)	1,251.3	1,249.6
Share consolidation	(175.4)	7.3	(168.1)	—
Issue of ordinary shares	6.4	—	6.4	18.5
Share repurchases	—	(3.2)	(3.2)	(15.2)
Net purchase of shares by employee benefit trust	—	(3.8)	(3.8)	(1.6)

At end of year	1,136.9	(54.3)	1,082.6	1,251.3

Average number of ordinary shares during the year			1,089.5	1,256.5

5 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £5,765m at 31 December 2008 (2007: £2,759m).

Reed Elsevier 2008 Preliminary Results   35
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier NV as set out on pages 173 to 174 of the Reed Elsevier Annual Reports and Financial Statements 2007, which are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The financial information in respect of the year ended 31 December 2008 has been abridged from the consolidated financial statements of Reed Elsevier NV which have been audited and will be filed with the Dutch Chamber of Commerce following the Annual General Meeting. The audit report was unqualified.
Consolidated income statement
For the year ended 31 December 2008

	€
	2008	2007
	€m	€m

Administrative expenses	(3)	(3)
Share of results of joint ventures	239	803

Operating profit	236	800
Finance income	77	73

Profit before tax	313	873
Taxation	(19)	(18)

Profit attributable to ordinary shareholders	294	855

Earnings per ordinary share
For the year ended 31 December 2008

	€
	2008	2007
	€	€

Basic earnings per share
From continuing operations of the combined businesses	€0.43	€0.84
From discontinued operations of the combined businesses	€0.01	€0.26

From total operations of the combined businesses	€0.44	€1.10

Diluted earnings per share
From continuing operations of the combined businesses	€0.43	€0.83
From discontinued operations of the combined businesses	€0.01	€0.26

From total operations of the combined businesses	€0.44	€1.09

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2008 Preliminary Results   36
Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2008

	€
	2008	2007
	€m	€m

Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	78	71
Tax paid	(17)	(18)

Net cash from operating activities	59	51

Cash flows from investing activities
Dividends received from joint ventures	1,200	1,410

Cash flows from financing activities
Equity dividends paid	(1,569)	(310)
Proceeds on issue of ordinary shares	27	124
Purchase of treasury shares	(25)	(176)
Decrease/(increase) in net funding balances due from joint ventures	311	(1,238)

Net cash used in financing activities	(1,256)	(1,600)

Movement in cash and cash equivalents	3	(139)

Consolidated balance sheet
As at 31 December 2008

	€
	2008	2007
	€m	€m

Non-current assets
Investments in joint ventures	551	2,075
Current assets
Amounts due from joint ventures	4	5
Cash and cash equivalents	12	9

	16	14

Total assets	567	2,089

Current liabilities
Payables	10	9
Taxation	66	64

Total liabilities	76	73

Net assets	491	2,016

Capital and reserves
Share capital issued	49	49
Paid-in surplus	1,712	1,685
Shares held in treasury (including in joint ventures)	(477)	(459)
Translation reserve	(138)	(159)
Other reserves	(655)	900

Total equity	491	2,016

Approved by the Combined Board of Directors, 18 February 2009.

Reed Elsevier 2008 Preliminary Results   37
Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2008

	€
	2008	2007
	€m	€m

Profit attributable to ordinary shareholders	294	855
Share of joint ventures’ net expense recognised directly in equity	(250)	(45)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	27	103
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	—	(5)
Share of joint ventures’ transfer to net profit from hedge reserve	(9)	(15)

Total recognised net income and expense for the year	62	893

Consolidated reconciliation of shareholders’ equity
For the year ended 31 December 2008

	€
	2008	2007
	€m	€m

Total recognised net income for the year	62	893
Equity dividends declared	(1,569)	(310)
Issue of ordinary shares, net of expenses	27	124
Increase in shares held in treasury (including in joint ventures)	(59)	(230)
Increase in share based remuneration reserve	29	34
Equalisation adjustments	(15)	40

Net (decrease)/increase in shareholders’ equity	(1,525)	551
Shareholders’ equity at start of year	2,016	1,465

Shareholders’ equity at end of year	491	2,016

Reed Elsevier 2008 Preliminary Results   38
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Earnings per share

	€
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2008	2007	2008	2007
	€m	€m	€	€

Reported figures	294	855	€0.44	€1.10
Share of joint ventures’ net profit from discontinued operations	(5)	(204)	€(0.01)	€(0.26)

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	289	651	€0.43	€0.84

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

	€
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2008	2007	2008	2007
	€m	€m	€	€

Reported figures	294	855	€0.44	€1.10
Share of adjustments in joint ventures	286	(233)	€0.43	€(0.30)

Adjusted figures	580	622	€0.87	€0.80

3 Dividends and share consolidation
On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at 12 December 2007, the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.
Other dividends declared in the year

	2008	2007	2008	2007
	€	€	€m	€m

Ordinary shares
Final for prior financial year	€0.311	€0.304	198	225
Interim for financial year	€0.114	€0.114	72	85

Total	€0.425	€0.418	270	310

R-shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.290 (2007: €0.311). The cost of the final dividend, if approved by shareholders, is expected to be €181m. No liability has been recognised at the balance sheet date. The Reed Elsevier NV final dividend as approved will be paid on 22 May 2009, with ex-dividend and record dates of 24 April 2009 and 28 April 2009 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders, other than in special circumstances, are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2008 Preliminary Results   39
Reed Elsevier NV
Summary financial information
3 Dividends and share consolidation continued
Other dividends paid and proposed relating to the financial year

	2008	2007
	€	€

Ordinary shares
Interim (paid)	€0.114	€0.114
Final (proposed)	€0.290	€0.311

Total	€0.404	€0.425

R-shares	—	—

4 Share capital and treasury shares

			2008	2007
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	milions	millions	millions	millions

Number of ordinary shares
At start of year	760.3	(35.4)	724.9	726.0
Share consolidation	(102.1)	4.7	(97.4)	—
Issue of ordinary shares	2.4	—	2.4	11.7
Share repurchases	—	(2.1)	(2.1)	(11.9)
Net purchase of shares by employee benefit trust	—	(2.4)	(2.4)	(0.9)

At end of year	660.6	(35.2)	625.4	724.9

Average number of equivalent ordinary shares during the year			669.0	774.9

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
5 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €5,917m at 31 December 2008 (2007: €3,745m).

Reed Elsevier 2008 Preliminary Results   40
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 7 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

	$
	2008	2007
	US$m	US$m

Revenue — continuing operations	9,868	9,168
Operating profit — continuing operations	1,667	1,776
Profit before tax — continuing operations	1,141	1,624
Net profit from discontinued operations	33	618
Net profit attributable to parent companies’ shareholders — total operations	881	2,400

Adjusted operating profit — continuing operations	2,551	2,274
Adjusted profit attributable to parent companies’ shareholders — total operations	1,700	1,704

Basic earnings per American Depositary Share (ADS) — total operations	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.64	$3.98
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.29	$3.01
Adjusted earnings per American Depositary Share (ADS) — total operations
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$3.30	$2.87
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.56	$2.19

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 5 to the combined financial information and in note 2 to the summary financial information of each of the two parent companies.
Combined cash flow statement

	$
	2008	2007
	US$m	US$m

Net cash from operating activities — continuing operations	1,957	1,662
Net cash used in investing activities — continuing operations	(4,257)	(756)
Net cash used in financing activities — continuing operations	(1,633)	(896)
Net cash used in/(from) discontinued operations	(89)	3,824

(Decrease)/increase in cash and cash equivalents	(4,022)	3,834

Adjusted operating cash flow — continuing operations	2,603	2,216

Reed Elsevier 2008 Preliminary Results   41
Additional information for
US investors
Combined balance sheet

	$
	2008	2007
	US$m	US$m

Non-current assets	14,983	10,682
Current assets	3,601	8,192
Assets held for sale	71	682

Total assets	18,655	19,556

Current liabilities	5,957	7,734
Non-current liabilities	11,273	5,702
Liabilities associated with assets held for sale	3	168

Total liabilities	17,233	13,604

Net assets	1,422	5,952

Reed Elsevier 2008 Preliminary Results   42
Investor Information
Notes for Editors
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier PLC 2008 Annual Reports and Financial Statements are expected to be posted to Reed Elsevier PLC shareholders on 13 March 2009, at which time they will also be available on the Reed Elsevier website at www.reedelsevier.com. Copies of the Reed Elsevier PLC and Reed Elsevier NV 2008 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Copies of all recent announcements, including this Preliminary Announcement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:
http://www.reedelsevier.com